UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUTURE VISION II ACQUISITION CORP.

(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G37068106

(CUSIP Number)

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302

Pudong New District,

Shanghai, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G37068106

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hwei Super Speed Co., Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,736,500(1)
	8	Shared voting power
	9	Sole dispositive voting power 1,736,500(1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,736,500(1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 23.01%
14	Type of reporting person* CO

(1)	Shares include (i) 1,437,500 ordinary share, par value $0.0001 per share (the “Ordinary Share”) owned by Hwei Super Speed Co., Ltd (the “Sponsor”) initially acquired on February 27, 2024, and (ii) 299,000 Ordinary Shares that the Sponsor acquired on September 13, 2024 in connection with the initial public offering of the Issuer and the exercise of the over-allotment option in full by underwriters.

SCHEDULE 13D

CUSIP No. G37068106

This statement relates (the “Schedule 13D”) to the ordinary share, par value $0.0001 (the “Ordinary Share”), issued by Future Vision II Acquisition Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Securities acquired: Ordinary share, $0.0001 par value (the “Ordinary Shares”).

Issuer: Future Vision II Acquisition Corp.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302

Pudong New District

Shanghai, China

Item 2. Identity and Background.

(a) This statement is filed by Hwei Super Speed Co., Ltd, a British Virgin Islands company (the “Reporting Person”). The Reporting Person is the holder of record of approximately 23.01% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of September 13, 2024.

(b) The principal business address of the Reporting Person is Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China.

(c) The Reporting Person is the sponsor of the Issuer and primarily involved in investment.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. G37068106

Item 4. Purpose of Transaction.

On September 13, 2024, Future Vision II Acquisition Corp., a Cayman Islands exempted company (the “Company”), consummated its initial public offering (the “IPO”) of 5,750,000 units (the “Units”), including 750,000 Units issued to the underwriter upon full exercise of their over-allotment option. Each Unit consists of one ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”) and one right entitling the holder thereof to receive one-tenth (1/10) of one ordinary share of upon consummation of the Company’s initial business combination (the “Rights”). The Company is a Special Purpose Acquisition Corporation and was established for the purpose of completing one or more business combinations. The Reporting Person is the sponsor of the Company.

Also on September 13, 2024, the Reporting Person purchased from the Issuer an aggregate of 299,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit, with working capital of the Reporting Person. The Placement Units are identical to the Units sold in the Offering, except as described in the Company’s registration statement on Form S-1 (File No. 333-280356) (the “Registration Statement”), including in part that the initial purchaser agreed not to transfer, assign or sell any of the Placement Units or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days following the completion of the Company’s initial business combination. The initial purchaser was granted certain demand and piggyback registration rights in connection with the purchase of the Placement Units. The Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

Prior to the IPO, on January 31, 2024, the Reporting Person and the Issuer entered into a Securities Subscription Agreement pursuant to which the Reporting Person purchased for a sum of $25,000 from working capital, up to 1,437,500 founder shares from the Issuer. The founder shares were issued on February 27, 2024.

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. G37068106

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 7,544,000 Ordinary Shares outstanding as of September 13, 2024.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Person.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G37068106

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
10.1*	Securities Subscription Agreement dated January 31, 2024 between the Issuer and the Sponsor
10.2*	Private Placement Units Purchase Agreement dated September 13, 2024, between the Sponsor and the Issuer.

* previously filed.

SCHEDULE 13D

CUSIP No. G37068106

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2024

Hwei Super Speed Co., Ltd.

By:	/s/ Xiong Lingling
Name:	Xiong Lingling
Title:	Director